EXHIBIT 99.8

AMENDED AND RESTATED GENERAL SECURITY AGREEMENT

THIS AGREEMENT is made as of the 10th day of July, 2007,

BY:	GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (the “Company”)

IN FAVOUR OF:	THE ERIN MILLS INVESTMENT CORPORATION, a corporation incorporated under the laws of the Province of Ontario
(the “Investor”)

RECITALS:

A.
The Company entered into a general security agreement dated as of October 6, 2004 in favour of the Investor, as amended by the assignment, novation and amendment agreement and consent dated as of May 1, 2007 between Lorus Therapeutics Inc. (“Lorus”), the Company, New Lorus (as defined below) and the Investor, as amended or supplemented from time to time, (the “Assignment Agreement”).

B.
Lorus entered into a corporate reorganization transaction completed by way of plan of arrangement (the “Arrangement”) on July 10, 2007 under the Canada Business Corporations Act pursuant to which Lorus transferred substantially all of its assets, including its antisense patent assets, to a new corporate entity, 6650309 Canada Inc., which will carry on business under the name “Lorus Therapeutics Inc.” (“New Lorus”).

NOW THEREFORE in consideration of the sum of $1.00 and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Company agrees with the Investor as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement:

1.1.1                  “Accessions” means Goods that are installed in or affixed to other Goods;

1.1.2                  “Account” means any monetary obligation not evidenced by Chattel Paper, an Instrument or a Security, whether or not it has been earned by performance;

1.1.3                  “this Agreement”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this Agreement as it may be amended or supplemented from time to time, and not to any particular article, section or other portion hereof;

1.1.4                  “Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario;

1.1.5                  “Chattel Paper” means one or more than one writing that evidences both a monetary obligation and a security interest in or a lease of specific Goods;

1.1.6                  “Collateral” means all of the undertaking, property and assets of the Company subject to, or intended to be subject to, the Security Interest, and any reference to “Collateral” shall be deemed to be a reference to “Collateral or any part thereof” except where otherwise specifically provided;

1.1.7                  “Debentures” means the convertible secured debentures issued by Lorus to the Investor pursuant to the Subscription Agreement;

1.1.8                  “Document of Title” means any writing that purports to be issued by or addressed to a bailee and purports to cover such Goods in the bailee's possession as are identified or fungible portions of an identified mass, and that in the ordinary course of business is treated as establishing that the Person in possession of it is entitled to receive, hold and dispose of the document and the Goods it covers;

1.1.9                  “Event of Default” has the meaning attributed to such term in the Debentures;

1.1.10                 “Goods” means tangible personal property other than Chattel Paper, Documents of Title, Instruments, Money and Securities, and includes fixtures, growing crops, the unborn young of animals, timber to be cut, and minerals and hydrocarbons to be extracted;

1.1.11                 “Guarantee” means the amended and restated guarantee granted by the Company in favour of the Investor in respect of the obligations of New Lorus to the Investor dated as of the date hereof, as amended or supplemented from time to time;

1.1.12                  “Instrument” means,

1.1.12.1
a bill, note or cheque within the meaning of the Bills of Exchange Act (Canada) or any other writing that evidences a right to the payment of Money and is of a type that in the ordinary course of business is transferred by delivery with any necessary endorsement or assignment, or

1.1.12.2	a letter of credit and an advice of credit if the letter or advice states that it must be surrendered upon claiming payment thereunder,

but does not include a writing that constitutes part of Chattel Paper, a Document of Title or a Security;

1.1.13                  “Intangible” means all personal property, including choses in action, that is not Goods, Chattel Paper, Documents of Title, Instruments, Money or Securities;

1.1.14                  “Inventory” means Goods that are held by a Person for sale or lease or that have been leased or that are to be furnished or have been furnished under a contract of service, or that are raw materials, work in process or materials used or consumed in a business or profession;

1.1.15                  “Lien” means any mortgage, pledge, charge, assignment, security interest, hypothec, lien or other encumbrance, including, without limitation, any agreement to give any of the foregoing, or any conditional sale or other title retention agreement;

1.1.16                  “Money” means a medium of exchange authorized or adopted by the Parliament of Canada as part of the currency of Canada or by a foreign government as part of its currency;

1.1.17                  “Obligations” means all of the obligations, liabilities and indebtedness of the Company to the Investor from time to time, whether present or future, absolute or contingent, liquidated or unliquidated, of whatsoever nature or kind, in any currency or otherwise, under or in respect of the Subscription Agreement, the Debentures, the Guarantee and this Agreement or any one or more of the foregoing as the same may be amended or supplemented from time to time;

1.1.18                  “Permitted Liens” has the meaning given to such term in the Debentures;

1.1.19                  “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.20                  “PPSA” means the Personal Property Security Act (Ontario) as amended from time to time and any Act substituted therefor and amendments thereto;

1.1.21                  “Proceeds” means identifiable or traceable personal property in any form derived directly or indirectly from any dealing with property or the proceeds therefrom, and includes any payment representing indemnity or compensation for loss of or damage to property or proceeds therefrom ;

1.1.22                  “Receiver” means any of a receiver, manager, receiver-manager and receiver and manager;

1.1.23                  “Security” means a document that is,

1.1.23.1	issued in bearer, order or registered form,

1.1.23.2	of a type commonly dealt in upon securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment,

1.1.23.3	one of a class or series or by its terms is divisible into a class or series of documents, and

1.1.23.4	evidence of a share, participation or other interest in property or in an enterprise or is evidence of an obligation of the issuer,

and includes an uncertificated security within the meaning of Part VI (Investment Securities) of the Business Corporations Act (Ontario) ;

1.1.24                  “Security Interest” has the meaning attributed to such term in section 2.1; and

1.1.25                  “Subscription Agreement” means the subscription agreement among Lorus, the Investor and the Company dated as of October 6, 2004, as amended by the Assignment Agreement, as amended or supplemented from time to time.

1.2	Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	References to Articles and Sections

Whenever in this Agreement a particular article, section or other portion thereof is referred to then, unless otherwise indicated, such reference pertains to the particular article, section or portion thereof contained herein.

1.4	Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency.

1.5	Gender, and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.6	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction-shall not affect the validity or enforceability of any other provision hereof.  To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.7	Amendment, Waiver

No amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8	Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the Company hereby irrevocably attorns to the jurisdiction of the courts of Ontario.

ARTICLE 2
SECURITY INTEREST

2.1	Creation of Security Interest

Subject to sections 2.2 and 2.3 hereof, the Company hereby grants to the Investor, by way of security interest, mortgage, pledge, charge, assignment and hypothec a security interest (the “Security Interest”) in the undertaking of the Company and in:

2.1.1                  all Goods (including without limitation all parts, accessories, attachments, additions and Accessions thereto) whether or not such Goods are now or hereafter become fixtures, all Accounts, all Chattel Paper, all Documents of Title (whether negotiable or not), all Instruments, all Intangibles, all Money and all Securities, and all other personal property, if any, in each case now owned or hereafter acquired by or on behalf of the Company or in respect of which the Company now or hereafter has any right, title or interest (including, without limitation, such as may be returned to or repossessed by the Company);

2.1.2                  all renewals of, accretions to and substitutions for any of the property described in section 2.1.1; and

2.1.3                  all Proceeds (including Proceeds of Proceeds) of any of the property described in sections 2.1.1 and 2.1.2.

2.2	Exception for Last Day of Leases

The Security Interest granted hereby does not and shall not extend to, and Collateral shall not include, the last day of the term of any lease or sub-lease, oral or written, or any agreement therefor, now held or hereafter acquired by the Company, but upon the sale of the leasehold interest or any part thereof the Company shall stand possessed of such last day in trust to assign the same as the Investor shall direct.

2.3	Exception for Contractual Rights

The Security Interest granted hereby does not and shall not extend to, and Collateral shall not include, any agreement, right, franchise, license or permit (the “contractual rights”) to which the Company is a party or of which the Company has the benefit, to the extent that the creation of the Security Interest therein would constitute a breach of the terms of or permit any Person to terminate the contractual rights, but the Company shall hold its interest therein in trust for the benefit of the Investor and shall assign such contractual rights to the Investor forthwith upon obtaining the consent of the other party thereto.  The Company agrees that it shall, upon the request of the Investor, use all commercially reasonable efforts to obtain any consent required to permit any contractual rights to be subjected to the Security Interest.

2.4	Attachment

The attachment of the Security Interest has not been postponed and the Security Interest shall attach to any particular Collateral as soon as the Company has rights in such Collateral.

ARTICLE 3
OBLIGATIONS SECURED

3.1	Obligations Secured

The Security Interest granted hereby secures payment, performance and satisfaction of the Obligations.

ARTICLE 4
CERTAIN AGREEMENTS OF THE COMPANY

4.1	Restrictions on Dealing with Collateral

The Company agrees that it shall not, without the prior consent in writing of the Investor:

4.1.1                  sell, assign, transfer, exchange, lease, consign or otherwise dispose of any Goods or all or any material part of the Collateral as a whole, other than the sale, lease or consignment of Inventory in the ordinary course of business of the Company;

4.1.2                  create, assume or suffer to exist any Lien upon the Collateral other than Permitted Liens and any Lien which the Investor has expressly consented to in writing.

No provision hereof shall be construed as a subordination or postponement of the Security Interest to or in favour of any other Lien, whether or not such Lien is permitted hereunder or otherwise.

4.2	Verification of Collateral

The Investor shall have the right at any time and from time to time to verify the existence and state of the Collateral in any manner the Investor may consider appropriate acting reasonably and the Company agrees to furnish all assistance and information and to perform all such acts as the Investor may reasonably request in connection therewith and for such purpose to grant to the Investor or its agents access to all places where Collateral may be located and to all premises occupied by the Company.

4.3	Expenses

The Company shall pay to the Investor on demand all of the Investor's reasonable costs, charges and expenses (including, without limitation, legal fees on a solicitor and his own client basis and Receiver's fees) in connection with the preparation, registration or amendment of this Agreement, the perfection or preservation of the Security Interest, the enforcement by any means of any of the provisions hereof or the exercise of any rights, powers or remedies hereunder, including, without limitation, all such costs, charges and expenses in connection with taking possession of Collateral, carrying on the Company's business, collecting the Company's accounts and taking custody of, preserving, repairing, processing, preparing for disposition and disposing of Collateral, together with interest on such costs, charges and expenses from the dates incurred to the date of payment at the Prime Rate plus 2%.  For the purposes of the foregoing, “Prime Rate” means, for any day, the annual rate established by the Royal Bank of Canada and which it refers to as its “prime rate of interest”.

4.4	Further Assurances

The Company shall at its own expense do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, pledges, charges, assignments, security agreements, hypothecs and assurances (including instruments supplemental or ancillary hereto) and such financing statements as the Investor may from time to time request to better assure and perfect its security on the Collateral.

ARTICLE 5
SECURITIES

5.1	Securities

If Collateral at any time includes Securities, the Company authorizes the Investor to transfer the same or any part thereof into its own name or that of its nominee so that the  Investor or its nominee may appear as the sole owner of record thereof; provided that, until the occurrence of an Event of Default, the Investor shall deliver promptly to the Company all notices or other communications received by the Investor or its nominee as such registered owner and, upon demand and receipt of payment of any necessary expenses thereof, shall grant to the Company or its nominee a proxy to vote and take all action with respect to such Securities.  After the occurrence of an Event of Default which has not been waived in writing by the Investor, the Company waives all rights to receive any notices or communications received by the Investor or its nominee as such registered owner and agrees that no proxy granted by the Investor to the Company or its nominee as aforesaid shall thereafter be effective.

ARTICLE 6
COLLECTION OF DEBTS

6.1	Collection of Debts

After the occurrence of an Event of Default which has not been waived in writing by the Investor, the Investor may give notice of the Security Interest to any Person obligated to pay any debt or liability constituting Collateral and may also direct such Person to make all payments on account of any such debt or liability to the Investor.  The Company acknowledges that any payments received by the Company from such Persons, whether before or after notification of the Security Interest to such Persons and whether before or after the occurrence of an Event of Default, shall be received and held by the Company in trust, or as agent in the Province of Quebec, for the Investor and shall be turned over to the Investor upon request.

ARTICLE 7
REMEDIES

7.1	Appointment of Receiver

7.1.1                  Upon the occurrence of an Event of Default which has not been waived in writing by the Investor, the Investor may appoint by instrument any Person, whether an officer or an employee of the Investor or not, to be a Receiver of Collateral and may remove any Receiver so appointed and appoint another in place of such Receiver in the same manner.  Any such Receiver shall be deemed the agent of the Company and not of the Investor for the purpose of (i) carrying on and managing the business and affairs of the Company, and (ii) establishing liability for all acts or omissions of the Receiver while acting as such, and the Investor shall not be in any way responsible for any acts or omissions on the part of any such Receiver, its officers, employees and agents.  The Company hereby irrevocably authorizes the Investor to give instructions to the Receiver relating to the performance of its duties.  The Company hereby irrevocably waives any right it may have now or in the future under any applicable law, including, without limitation, the PPSA, to make application to a court for the removal, replacement or discharge of the Receiver or for directions on any matter relating to the duties of the Receiver (unless such duties are not being performed in a commercially reasonable manner) or in respect of the Receiver's accounts or remuneration or in respect of any other matter.

7.1.2                  Subject to the provisions of the instrument appointing it, any such Receiver shall have the power to take possession of Collateral, to preserve Collateral or its value in such manner as it considers appropriate, to carry on or concur in carrying on all or any part of the business of the Company and to sell, lease or otherwise dispose of or concur in selling, leasing or otherwise disposing of Collateral in such manner and on such terms as it considers to be commercially reasonable.  To facilitate the foregoing powers, any such Receiver may enter upon, use and occupy all premises owned or occupied by the Company wherein Collateral may be situate to the exclusion of all others to the extent permitted by law, including the Company, maintain Collateral upon such premises, borrow money on a secured or unsecured basis, incur reasonable expenses in the exercise of the rights, powers and remedies set out in this Agreement and use Collateral directly in carrying on the Company's business or as security for loans or advances to enable it to carry on the Company's business or otherwise, as such Receiver shall, in its discretion, determine.  In addition, the Receiver shall have the following rights, powers and remedies:

7.1.2.1	to make payments to Persons having prior rights or Liens on properties on which the Company may hold a Lien and to Persons having prior rights or Liens on the Collateral; and

7.1.2.2
to demand, commence, continue or defend proceedings in the name of the Investor or of the Receiver or in the name of the Company for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of the Collateral and to give effectual receipts and discharges therefor.

7.1.3                  Except as may be otherwise directed by the Investor, all Proceeds received from time to time by such Receiver in carrying out its appointment shall be received in trust, or as agent in the Province of Quebec, for and paid over to the Investor.  Every such Receiver may, in the discretion of the Investor, be vested with all or any of the rights and powers of the Investor.

7.2	Exercise of Remedies by Investor

Upon the occurrence of an Event of Default which has not been waived in writing by the Investor, the Investor may, either directly or through its agents or nominees, exercise all the powers and rights available to a Receiver by virtue of section 7.1.  In addition to the rights granted in this Agreement and in any other agreement now or hereafter in effect between the Company and the Investor and in addition to any other rights the Investor may have at law or in equity or otherwise, the Investor shall have, both before and after the occurrence of an Event of Default, all rights and remedies of a secured party under the PPSA.

7.3	Possession of Collateral

The Company acknowledges that upon the occurrence of an Event of Default which has not been waived in writing by the Investor, the Investor or any Receiver appointed by it may take possession of Collateral wherever it may be located and by any method permitted by law and the Company agrees upon request from the Investor or any such Receiver to assemble and deliver possession of Collateral at such place or places as directed.

7.4	Remedies Not Exclusive

All rights, powers and remedies of the Investor under this Agreement may be exercised separately or in combination and shall be in addition to, and not in substitution for, any other security now or hereafter held by the Investor and any other rights, powers and remedies of the Investor however created or arising.  No single or partial exercise by the Investor of any of the rights, powers and remedies under this Agreement or under any other security now or hereafter held by the Investor shall preclude any other and further exercise of any other right, power or remedy pursuant to this Agreement or any other security or at law, in equity or otherwise.  The Investor shall at all times have the right to proceed against Collateral or any other security in such order and in such manner as it shall determine without waiving any rights, powers or remedies which the Investor may have with respect to this Agreement or any other security or at law, in equity or otherwise.  No delay or omission by the Investor in exercising any right, power or remedy hereunder or otherwise shall operate as a waiver thereof or of any other right, power or remedy.

7.5	Company Liable for Deficiency

The Company shall remain liable to the Investor for any deficiency after the proceeds of any sale, lease or disposition of Collateral are received by the Investor.

7.6	Exclusion of Liability of Investor and Receiver

The Investor shall not, nor shall any Receiver appointed by it, be liable for any failure to exercise its rights, powers or remedies arising hereunder or otherwise, including without limitation any failure to take possession of, collect, enforce, realize, sell, lease or otherwise dispose of, preserve or protect the Collateral, to carry on all or any part of the business of the Company relating to the Collateral or to take any steps or proceedings for any such purposes.  Neither the Investor nor any Receiver appointed by it shall have any obligation to take any steps or proceedings to preserve rights against prior parties to or in respect of Collateral, including without limitation any Instrument, Chattel Paper or Securities, whether or not in the Investor's or the Receiver's possession, and neither the Investor nor any Receiver appointed by it shall be liable for failure to do so.  Subject to the foregoing, the Investor shall use reasonable care in the custody and preservation of the Collateral in its possession.

7.7	Notice of Sale

Unless required by law, neither the Investor nor any Receiver appointed by it shall be required to give the Company any notice of any sale, lease or other disposition of the Collateral, the date, time and place of any public sale of the Collateral or the date after which any private disposition of the Collateral is to be made.

ARTICLE 8
APPLICATION OF PROCEEDS

8.1	Application of Proceeds

The Proceeds arising from the enforcement of the Security Interest as a result of the possession by the Investor or the Receiver of the Collateral or from any sale, lease or other disposition of, or realization of security on, the Collateral (except following acceptance of Collateral in satisfaction of the Obligations) shall be applied by the Investor or the Receiver in the following order, except to the extent otherwise required by law:

8.1.1                  first, in payment of the Investor's reasonable costs, charges and expenses (including legal fees on a solicitor and his own client basis) incurred in the exercise of all or any of the rights, powers or remedies granted to it under this Agreement, and in payment of the reasonable remuneration of the Receiver, if any, and the reasonable costs, charges and expenses incurred by the Receiver, if any, in the exercise of all or any of the rights, powers or remedies granted under this Agreement;

8.1.2                  second, in payment of amounts paid by the Investor or the Receiver pursuant to section 7.1.2.1;

8.1.3                  third, in payment of all money borrowed or advanced by the Investor or the Receiver, if any, pursuant to the exercise of the rights, powers or remedies set out in this Agreement and any interest thereon;

8.1.4                  fourth, in payment of the remainder of the Obligations in such order of application as the Investor may determine;

8.1.5                  fifth, subject to sections 8.2 and 8.3, to any Person who has a security interest in Collateral that is subordinate to that of the Investor and whose interest,

8.1.5.1	was perfected by possession, the continuance of which was prevented by the Investor or the Receiver taking possession of Collateral, or

8.1.5.2	was, immediately before the sale, lease or other disposition by the Investor or the Receiver, perfected by registration;

8.1.6                  sixth, subject to sections 8.2 and 8.3, to any other Person with an interest in such Proceeds who has delivered a written notice to the Investor or the Receiver of the interest before the distribution of such Proceeds; and

8.1.7                  last, subject to sections 8.2 and 8.3, to the Company or any other Person who is known by the Investor or the Receiver to be an owner of the Collateral.

8.2	Proof of Interest

The Investor or the Receiver may require any Person mentioned in sections 8.1.5, 8.1.6 or 8.1.7 to furnish proof of that Person's interest, and unless the proof is furnished within ten days after demand by the Investor or the Receiver, the Investor or the Receiver need not pay over any portion of the Proceeds referred to therein to such Person.

8.3	Payment Into Court

Where there is a question as to who is entitled to receive payment under sections 8.1.5, 8.1.6 or 8.1.7, the Investor or the Receiver may pay the Proceeds referred to therein into court.

8.4	Monies Actually Received

The Company shall be entitled to be credited only with the actual Proceeds arising from the possession, sale, lease or other disposition of, or realization of security on, the Collateral when received by the Investor or the Receiver and such actual Proceeds shall mean all amounts received in cash by the Investor or the Receiver upon such possession, sale, lease or other disposition of, or realization of security on, the Collateral.

ARTICLE 9
GENERAL

9.1	Power of Attorney

The Company hereby appoints the Investor as the Company's attorney, with full power of substitution, in the name and on behalf of the Company, to execute, deliver and do all such acts, deeds, leases, documents, transfers, demands, conveyances, assignments, contracts, assurances, consents, financing statements and things as the Company has herein agreed to execute, deliver and do or as may be required by the Investor or any Receiver to give effect to this Agreement or in the exercise of any rights, powers or remedies hereby conferred on the Investor, and generally to use the name of the Company in the exercise of all or any of the rights, powers or remedies hereby conferred on the Investor.  This appointment, coupled with an interest, shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of the Company or for any other reason.

9.2	Set-Off

The Investor may at any time and from time to time, without notice to the Company or to any other Person, set-off, appropriate and apply any and all deposits, general or special, matured or unmatured, held by or for the benefit of the Company with the Investor, and any other indebtedness and liability of the Investor to the Company, matured or unmatured, against and on account of the Obligations when due, in such order of application as the Investor may from time to time determine.

9.3	Dealings with Others

The Investor may grant extensions of time and other indulgences, take and give up security, accept compositions, make settlements, grant releases and discharges and otherwise deal with the Company, debtors of the Company, sureties and other Persons and with Collateral and other security as the Investor sees fit, without prejudice to the liability of the Company to the Investor or the rights, powers and remedies of the Investor under this Agreement.

9.4	No Obligation to Advance

Nothing herein contained shall in any way obligate the Investor to advance any funds, or otherwise make or continue to make any credit available, to the Company.

9.5	Perfection of Security

The Company authorizes the Investor to file such financing statements and other documents and do such acts, matters and things as the Investor may consider appropriate to perfect and continue the Security Interest, to protect and preserve the interest of the Investor in Collateral and to realize upon the Security Interest.

9.6	Communication

Any notice or other communication, including a demand or a direction, required or permitted to be given hereunder shall be in writing and shall be given by prepaid mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided.  Any such notice or other communication, if mailed by prepaid mail at any time other than during or within three Business Days prior to a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to a senior employee of the addressee at such address with responsibility for matters to which the information relates and, in the case of the Investor, in the same department noted below.  Notice of change of address shall also be governed by this section.  In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with the foregoing.  Notice and other communications shall be addressed as follows:

(a)	if to the Investor:

The Erin Mills Investment Corporation
7501 Keele Street
Suite 500
Concord, Ontario L4K 1Y2

Attention:                                Gerry C. Quinn
Telecopier number:                (416) 736-8373

(b)	if to the Company:

GeneSense Technologies Inc.
2 Meridian Road
Toronto, Ontario
M9W 4Z7

Attention:                                Aiping Young
Telecopier number:                (416) 798-2200

Notwithstanding the foregoing, if the PPSA requires that a notice or other communication be given in a specified manner, then any such notice or communication shall be given in such manner.

9.7	Successors and Assigns

This Agreement shall be binding on the Company and its successors and shall enure to the benefit of the Investor and its successors and assigns.  This Agreement shall be assignable by the Investor to an assignee of the Debentures, free of any set-off, counter-claim or equities between the Company and the Investor, and the Company shall not assert against an assignee of the Investor any claim or defence that the Company has against the Investor.

9.8	Copy Received

The Company hereby acknowledges receipt of a copy of this Agreement and a copy of the financing statement/verification statement registered under the PPSA in respect of the Security Interest.

IN WITNESS WHEREOF the Company has executed this Agreement on and as of the date first above written.

GENESENSE TECHNOLOGIES INC.

by:	“Aiping Young”
Name:
Title:
by:
Name:
Title: